September 12, 2025

Hunter Horsley
President
Bitwise Solana ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, CA 94104

       Re: Bitwise Solana ETF
           Amendment No. 3 to Registration Statement on Form S-1
           Filed August 29, 2025
           File No. 333-283391
Dear Hunter Horsley:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1
Prospectus Summary
Staking, page 3

1. You state here that the Sponsor anticipates that it will engage in staking with respect to ___% of the Trust's Solana, except as necessary to pay (i) the Sponsor Fee, (ii) any fees and expenses not assumed by the Sponsor; and (iii) to meet redemption requests. To the extent you expect the actual staking percentage to be dynamic, please tell us, with a view towards revised disclosure, whether a current percentage of the
       Trust's SOL being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.
 September 12, 2025
Page 2

Staking
Liquidity Policies and Procedures, page 85

2. We note your response to prior comment 3. Please confirm your understanding that we may have additional comments upon review of a materially complete description of your staking program liquidity risk policies and procedures.
       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Justin Dobbie at 202-551-3469
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Richard Coyle